SUPPLEMENTAL DATA	Exhibit 99(e)
SIEMENS
ADDITIONAL INFORMATION (I) (unaudited)
New orders, Revenue, Profit and Margin developments for Sectors and Divisions
For the first two quarters of fiscal 2008, the four quarters of fiscal 2007 and for fiscal 2007 and fiscal 2006
(in millions of  €)

	New Orders								Revenue
	1stquarter	2ndquarter	1stquarter	2ndquarter	3rdquarter	4thquarter	Fiscal year	Fiscal year	1stquarter	2ndquarter	1stquarter	2ndquarter	3rdquarter	4thquarter	Fiscal year	Fiscal year
	2008	2008	2007	2007	2007	2007	2007	2006	2008	2008	2007	2007	2007	2007	2007	2006
Sectors and Divisions
Industry Sector	11,001	10,031	10,151	9,198	9,149	10,597	39,095	36,821	9,174	9,080	8,399	8,965	8,751	9,944	36,059	33,658
Industry Automation	2,281	2,237	1,802	1,842	2,040	2,162	7,846	6,697	2,089	2,122	1,662	1,789	1,921	2,173	7,545	6,391
Drive Technologies	2,505	2,674	2,226	2,297	2,251	2,109	8,883	7,412	1,974	2,206	1,723	1,932	1,973	2,165	7,793	6,428
Building Technologies	1,539	1,559	1,617	1,621	1,510	1,603	6,351	6,206	1,434	1,432	1,442	1,577	1,396	1,623	6,038	5,728
OSRAM	1,193	1,188	1,174	1,189	1,124	1,203	4,690	4,563	1,193	1,188	1,174	1,189	1,124	1,203	4,690	4,563
Industry Solutions	2,567	1,994	2,429	1,884	1,759	1,632	7,704	6,887	1,708	1,586	1,576	1,626	1,561	1,838	6,601	6,465
Mobility	1,775	1,306	1,664	1,127	1,159	2,525	6,475	7,694	1,440	1,351	1,455	1,566	1,456	1,683	6,160	6,404

Energy Sector	9,079	9,026	8,316	7,605	6,556	6,066	28,543	21,001	5,035	4,964	4,536	4,921	4,880	5,972	20,309	16,947
Fossil Power Generation	3,431	4,192	3,568	3,634	2,232	2,287	11,721	8,104	1,901	1,732	1,906	2,081	1,874	2,268	8,129	6,764
Renewable Energy	1,032	961	557	402	731	762	2,452	1,561	417	417	252	323	323	467	1,365	894
Oil & Gas	1,847	1,096	1,127	1,138	1,246	1,223	4,734	3,603	827	981	702	830	813	1,018	3,363	2,973
Power Transmission	1,924	1,993	2,330	1,605	1,569	1,154	6,658	5,301	1,244	1,256	1,117	1,106	1,249	1,429	4,901	4,222
Power Distribution	920	917	834	893	844	756	3,327	2,899	732	699	620	673	686	872	2,851	2,425

Healthcare Sector	2,806	2,790	2,211	2,544	2,517	2,999	10,271	9,334	2,653	2,722	2,102	2,470	2,431	2,848	9,851	8,227
Imaging & IT	1,755	1,594	1,791	1,665	1,693	2,290	7,439	7,851	1,650	1,629	1,693	1,725	1,639	2,009	7,066	6,974
Workflow & Solutions	396	459	361	486	378	297	1,522	1,613	348	376	352	357	361	424	1,494	1,387
Diagnostics	713	822	115	454	502	482	1,553	67	712	816	115	455	492	491	1,553	67

Total Sectors	22,886	21,847	20,678	19,347	18,222	19,662	77,909	67,156	16,862	16,766	15,037	16,356	16,062	18,764	66,219	58,832

	Profit*								Margin
	1stquarter	2ndquarter	1stquarter	2ndquarter	3rdquarter	4thquarter	Fiscal year	Fiscal year	1stquarter	2ndquarter	1stquarter	2ndquarter	3rdquarter	4thquarter	Fiscal year	Fiscal year
	2008	2008	2007	2007	2007	2007	2007	2006	2008	2008	2007	2007	2007	2007	2007	2006
Sectors and Divisions
Industry Sector	994	931	777	904	822	1,018	3,521	2,618	10.8%	10.3%	9.3%	10.1%	9.4%	10.2%	9.8%	7.8%
Industry Automation	415	371	263	291	244	304	1,102	964	19.9%	17.5%	15.8%	16.3%	12.7%	14.0%	14.6%	15.1%
Drive Technologies	225	322	173	223	246	271	913	559	11.4%	14.6%	10.0%	11.5%	12.5%	12.5%	11.7%	8.7%
Building Technologies	93	109	87	112	97	133	429	275	6.5%	7.6%	6.0%	7.1%	6.9%	8.2%	7.1%	4.8%
OSRAM	126	122	123	125	116	128	492	456	10.6%	10.3%	10.5%	10.5%	10.3%	10.6%	10.5%	10.0%
Industry Solutions	91	121	71	77	81	83	312	221	5.3%	7.6%	4.5%	4.7%	5.2%	4.5%	4.7%	3.4%
Mobility	44	(116)	61	76	38	99	274	144	3.1%	(8.6)%	4.2%	4.9%	2.6%	5.9%	4.4%	2.2%

Energy Sector	347	6	304	478	442	594	1,818	1,084	6.9%	0.1%	6.7%	9.7%	9.1%	9.9%	9.0%	6.4%
Fossil Power Generation	25	(328)	117	260	199	216	792	584	1.3%	(18.9)%	6.1%	12.5%	10.6%	9.5%	9.7%	8.6%
Renewable Energy	52	35	16	39	29	50	134	44	12.5%	8.4%	6.3%	12.1%	9.0%	10.7%	9.8%	4.9%
Oil & Gas	66	78	42	35	62	102	241	112	8.0%	8.0%	6.0%	4.2%	7.6%	10.0%	7.2%	3.8%
Power Transmission	125	144	71	71	85	144	371	138	10.0%	11.5%	6.4%	6.4%	6.8%	10.1%	7.6%	3.3%
Power Distribution	78	77	60	71	66	82	279	177	10.7%	11.0%	9.7%	10.5%	9.6%	9.4%	9.8%	7.3%

Healthcare Sector	332	341	304	332	307	380	1,323	988	12.5%	12.5%	14.5%	13.4%	12.6%	13.3%	13.4%	12.0%
Imaging & IT	232	236	256	226	223	347	1,052	841	14.1%	14.5%	15.1%	13.1%	13.6%	17.3%	14.9%	12.1%
Workflow & Solutions	35	63	47	31	40	45	163	180	10.1%	16.8%	13.4%	8.7%	11.1%	10.6%	10.9%	13.0%
Diagnostics	67	49	5	42	52	(4)	95	(2)	9.4%	6.0%	4.3%	9.2%	10.6%	(0.8)%	6.1%	(3.0)%

Total Sectors	1,673	1,278	1,385	1,714	1,571	1,992	6,662	4,690

*)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.

1/1